02018631

A/B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 52028

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Susquehanna Brokerage, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, 3rd Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

FEB 28 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Sullivan (610) 617-2635
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

3/14/02

OATH OR AFFIRMATION

I, Brain Sullivan swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Susquehanna Brokerage, L.P., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Controller / Treasurer

Title

2/15/02

Notary Public

MICHAEL L. MOLLEN, COMMISSIONER OF DEEDS
Montgomery County, Pennsylvania
My Commission Expires June 01, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Susquehanna Brokerage, L.P.

We have audited the accompanying statement of financial condition of Susquehanna Brokerage, L.P. (a limited partnership) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Susquehanna Brokerage, L.P. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP
GOLDSTEIN GOLUB KESSLER LLP

February 7, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

SUSQUEHANNA BROKERAGE, L.P.
(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	
Cash	$ 27,292
Receivable from Clearing Broker	2,506,722
Commissions Receivable	531,550
Due from Affiliate	157,867
Exchange Memberships - Company-owned, at cost (market value $2,200,000)	1,883,333
Furniture and Equipment (net of accumulated depreciation of $8,982)	18,975
Other Assets	82,423
Total Assets	$5,208,162
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Payable to affiliate	$ 369,203
Accrued guaranteed payments to Partners	492,117
Accounts payable and accrued expenses	175,107
	1,036,427
Partners' Capital	4,171,735
Total Liabilities and Partners' Capital	$5,208,162

See Notes to Statement of Financial Condition

1. ORGANIZATION:

Susquehanna Brokerage, L.P., (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. (the "NYSE"). The Company earns commissions primarily from activities transacted with other registered broker-dealers on the NYSE and acts as an introducing broker. The Company is 99%-owned by Susquehanna Specialists, Inc. and 1% by Susquehanna Brokerage, LLC.

2. SIGNIFICANT ACCOUNTING POLICIES:

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

No provision for federal, state and local income taxes has been made since, as a partnership, the Company is not subject to income taxes. The Company is an exempt entity for state and local tax purposes.

3. RECEIVABLE FROM CLEARING BROKER AND CONCENTRATION OF CREDIT RISK:

The Company's commissions earned are deposited and included in the amount due from its clearing broker.

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the accounts introduced by the Company. As of December 31, 2001, there were no unsecured amounts related to these accounts that were owed to the clearing broker.

4. RELATED PARTY TRANSACTIONS:

The Company executes trades for affiliated broker-dealers for which it receives commissions at various rates.

An affiliated entity acts as a common payment agent for the Company and various affiliates for all expenses that are not directly related to trading. The Company reimburses this affiliated entity for such costs based on allocations determined at the affiliated entity's discretion. The payable to affiliate is approximately $369,000 relating to these reimbursements. Because of their short-term nature, the fair values of the payables to affiliate approximate their carrying amounts.

Guaranteed payments in 2001 are payable on certain contributed Partners' capital at broker's call rate, as defined, plus 5%. Beginning January 1, 2002, guaranteed payments will be calculated using the broker's call rate, as defined, plus 8%.

The Company and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in trading new product lines. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

5. NET CAPITAL REQUIREMENT:

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Company computes its net capital under the basic method permitted by the rule, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2001, the Company had net capital of $1,920,537, which exceeded its requirement of $135,762 by $1,784,775.